SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                  (Amendment No. 3 for Steel Partners II, L.P.)
               (Original filing for Steel Partners Services, Ltd.,
                   Warren G. Lichtenstein and Lawrence Butler)

                    Under the Securities Exchange Act of 1934

                               BUFFTON CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    119885200
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Warren G. Lichtenstein
                             Steel Partners II, L.P.
                        750 Lexington Avenue - 27th Floor
                            New York, New York 10022
                               (212)-446-5217
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                             June 22, 1995
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

         Check the following box if a fee is being paid with the statement |X|.








                               Page 1 of 14 pages

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Steel Partners II, L.P.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               478,850
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           478,850
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        478,850
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.8%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                        PN
================================================================================

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Steel Partners Services, Ltd.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

                        OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        NEW YORK
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               52,650(1)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           52,650(1)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                         52,650(1)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.0%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                        CO
================================================================================


       (1) Represents shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             WARREN G. LICHTENSTEIN
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

                        OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S.A.
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               531,500(1)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           531,500(1)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                         531,500(1)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.7%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                        IN
================================================================================



       (1) Represents 478,850 shares owned by Steel Partners II, L.P. and 52,650 shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein and Lawrence Butler.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             LAWRENCE BUTLER
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

                        OO
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S.A.
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               531,500(1)
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           531,500(1)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                         531,500(1)
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.7%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                        IN
================================================================================

       (1) Represents 478,850 shares owned by Steel Partners II, L.P. and 52,650 shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein and Lawrence Butler.

                           STATEMENT FOR SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is the common stock (the "Common Stock"), $.05 par value, of Buffton Corporation, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 226 Bailey Avenue, Suite 101, Fort Worth, TX 76107.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Steel Partners Services, Ltd., a New York corporation ("Services"), Warren G. Lichtenstein and Lawrence Butler. The general partner of Steel Partners II is Steel Partners Associates, L.P. ("Associates"), a Delaware limited partnership. Steel Partners, Ltd., a New York corporation ("SPL"), is the general partner of Associates. The sole officers, directors and shareholders of SPL are Mr. Lichtenstein and Mr. Butler, each of whom is a United States citizen. Messrs. Lichtenstein and Butler are the sole executive officers and directors of Services. Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of their positions with Steel Partners II and Services, Mr. Lichtenstein and Mr. Butler have the power to vote and dispose of the Issuer's shares owned by Steel Partners II and Services. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

         (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal business of Services is proving management and advisory services. The principal occupation of Mr. Lichtenstein and Mr. Butler is investing in securities of microcap companies. In addition, Mr. Butler is the president of Alpha Technologies Group, Inc., a NASDAQ company engaged in the electronics components business.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the shares of Common Stock owned by Steel Partners II is $748,926. The shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the shares of Common Stock beneficially owned by Services is $76,115. Such shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(c), the Fund may be deemed the beneficial owner of the Shares reported by Services.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting  Persons believe that the shares of the Issuer at current
market  prices  present  an  attractive   investment   opportunity  for  capital
appreciation.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) (j) of Item 4 of Schedule 13D. Each intends to review its investment in the Issuer on a
continuing  basis  and,   depending  on  various  factors   including,   without
limitation, the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock, selling some or all of its shares, or proposing a slate of nominees for election as directors at the Issuer's annual meeting, a special meeting of stockholders or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 5,458,022 shares outstanding, which is the total number of shares of Common

Stock outstanding as reported in the Company's 1995 Proxy Statement.

As of the close of business on July 5, 1995:

         Steel Partners II beneficially owns 478,850 shares of Common Stock, constituting approximately 8.8% of the shares outstanding; and Services beneficially owns 52,650 shares, constituting 1.0%. Collectively, the Reporting Persons own 531,500 shares, constituting 9.7%. Mr. Lichtenstein and Mr. Butler may be deemed to beneficially own 531,500 shares of the Issuer's common stock by virtue of their authority to vote and dispose of the Shares owned by Steel Partners II and managed by Services.

         (b) By virtue of their positions with Steel Partners II and Services, each of Messrs. Lichtenstein and Butler has the sole power to vote and dispose of the shares reported in this Schedule 13D.

         (c) Other than the purchases set forth below, neither Reporting Person has engaged in transactions in the Issuer's common stock since Steel Partners II's most recent filing on Schedule 13D.

                      PURCHASES MADE BY STEEL PARTNERS II:

                                                             Price per Share
Date                         No. of Shares                   (excl. Commissions)
- ----                         -------------                   -------------------

6/02/95                        4,000                          1.4675

6/05/95                        1,300                          1.4675

6/13/95                          900                          1.4675

6/15/95                        4,000                          1.4675

6/16/95                       12,000                          1.4675

6/20/95                          500                          1.4675

6/21/95                          100                          1.4375

6/26/95                        5,000                          1.4675

07/03/95                         350                          1.4050

                           PURCHASES MADE BY SERVICES:

                                                             Price per Share
Date                         No. of Shares                   (excl. Commissions)
- ----                         -------------                   -------------------

6/22/95                         2,300                         1.4975

6/23/95                         7,100                         1.4675

6/26/95                         5,000                         1.4675

6/27/95                        20,000                         1.4360

6/28/95                           400                         1.4050

6/29/95                         6,400                         1.4050

7/03/95                           350                         1.4050

7/05/95                        11,100                         1.4610


         All such transactions were effected in the open market.

         (d) Other than the Fund, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described herein, there are no contracts, arrangements or understanding among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         2. Joint Filing Agreement

         3. Powers of Attorney

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 6, 1995                        STEEL PARTNERS II, L.P.

                                    By:     Steel Partners Associates, L.P.
                                            General Partner

                                            By:    Steel Partners, Ltd.
                                                   General Partner


                                            By:/s/ Warren G. Lichtenstein
                                                   --------------------------
                                                   Warren G. Lichtenstein,
                                                   Chief Executive Officer



                                            STEEL PARTNERS SERVICES, LTD.


                                            By:/s/ Warren G. Lichtenstein
                                               ------------------------------
                                               Warren G. Lichtenstein,
                                               Chief Executive Officer



                                            /s/  Warren G. Lichtenstein
                                               ------------------------------
                                                 WARREN G. LICHTENSTEIN



                                            /s/  Lawrence Butler
                                               ------------------------------
                                                 LAWRENCE BUTLER

                                  EXHIBIT INDEX


Exhibit                                                            Page

1.       Form of Limited Partnership Agreement         Previously Filed

2.       Joint Filing Agreement                                      12

3.       Powers of Attorney                                          13